Exhibit 99.1

Puxin Limited Responds to Media Reports

BEIJING, July 27, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burdens of Homework and After-school Tutoring for Students of Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including, among others, (i) institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, are required to be registered as non-profit, no approval will be granted to establish new Academic AST Institutions, and online Academic AST Institutions will be subject to approvals; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership are required to make rectification; (iii) listed companies are prohibited from raising capital to invest in businesses that offer after-school tutoring services on academic subjects of compulsory education; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects of compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions are required to follow the fee standards to be determined by competent government authorities. The Opinion also provides that the supervision on institutions providing after-school tutoring on academic subjects of high schools (which are not within China’s compulsory education system) will be implemented with reference to the Opinion.

The Company will follow the requirements under the Opinion and comply with all applicable rules and regulations in providing educational services, including those to be adopted by local governmental authorities following the Opinion. The Company is carefully considering appropriate compliance measures in response to the Opinion, and expects such measures to have material adverse impact on the Company’s after-school tutoring services, results of operations and prospectus. The Company will proactively seek guidance from, and cooperate with, the government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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